May 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn: Mr. Rahul Patel

Re:	Five Point Holdings, LLC

Registration Statement on Form S-11 (File No. 333-217213)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the undersigned, Citigroup Global Markets Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC and Wells Fargo Securities, LLC as the representatives of the underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-11 (the “Registration Statement”) of Five Point Holdings, LLC (the “Company”), hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern time on May 9, 2017, or as soon thereafter as possible, pursuant to Rule 430A.

In connection with this acceleration request and pursuant to Rule 460 under the 1933 Act, we wish to advise you that we have effected the following distribution of the preliminary prospectus included in the Registration Statement dated April 24, 2017:

Preliminary Prospectus: approximately 4,300 copies to prospective underwriters, dealers, institutions and others.

The several underwriters are aware of their obligations under and confirm that they are complying with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Waleed Matin
Name:	Waleed Matin
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Brett Bonet
Name:	Brett Bonet
Title:	Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director

As Representatives of the several underwriters

[Signature page to Acceleration Request]